EXHIBIT 1


		       Chubb To Sell Life Subsidiary to
		 Jefferson-Pilot Corporation for $875 Million

WARREN, N.J., February 24, 1997 -- The Chubb Corporation announced today that it has signed a definitive purchase agreement under which Chubb will sell Chubb Life Insurance Company of America to Jefferson-Pilot Corporation for $875 million in cash.

	       Dean O'Hare, chairman and chief executive officer of The Chubb Corporation, said that Chubb intends to use a substantial portion of the proceeds of the sale to repurchase Chubb stock. "We had two goals when we announced last October that we were reviewing our strategic options for Chubb Life," Mr. O'Hare said. "Our first goal, as always, was to enhance shareholder value, and the combination of the sale of Chubb Life and the redeployment of capital into an accelerated share repurchase program will achieve this. The second was to complete the process as quickly as possible so as to minimize the period of uncertainty for Chubb Life's employees and agents, and I believe that we have accomplished this as well."

	       Mr. O'Hare said that Chubb Life is a first-quality company with excellent prospects. "Chubb Life management has done a terrific job turning the company around in the last two years," Mr. O'Hare said. "However, the consolidation sweeping life insurance is creating an industry where scale has become extremely important. Chubb Life will have a brighter future with Jefferson-Pilot, which has become a major player in the industry."

	       Completion of the transaction is subject to regulatory approvals.